CERTIFICATE OF ELIMINATION WITH
                  RESPECT TO THE SERIES B CUMULATIVE REDEEMABLE
                CONVERTIBLE PREFERRED STOCK OF TEREX CORPORATION
                           PURSUANT TO SECTION 151(g)


In accordance with Section 151(g) of the General Corporation Law of the State of Delaware, Terex Corporation, a Delaware corporation (the "Company"), does hereby certify that the following resolutions respecting its Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") were duly adopted by the Company's Board of Directors:

            RESOLVED, all of its issued and outstanding Series B Preferred Stock have been converted to common stock of the Company in accordance with their terms and that no shares of the Company's Series B Preferred Stock are outstanding and that no shares of the Series B Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series B Preferred Stock.

            RESOLVED, that the officers of the Company are directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Section 151(g) of the General Corporation Law of the State of Delaware setting forth these resolutions in order to eliminate from the Company's certificate of incorporation all matters set forth in the certificate of designations with respect to the Series B Preferred Stock.

IN WITNESS WHEREOF, Terex Corporation has caused this certificate to be signed by its Senior Vice President this 23rd day of March, 1998.

                                             TEREX CORPORATION



                                             By:_______________________________
                                                  Eric I Cohen
                                                  Senior Vice President